

April 15, 2015

Via E-mail
Mr. Daniel J. Brennan
Executive Vice President and Chief Financial Officer
Boston Scientific Corporation
300 Boston Scientific Way
Marlborough, Massachusetts 01752

      Re: Boston Scientific Corporation
               Form 10-K for the Year Ended December 31, 2014
               Filed February 25, 2015
               File No. 001-11083

Dear Mr. Brennan:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Martin James

               Martin James
               Senior Assistant Chief Accountant